UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of June 2010
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                                ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐ Yes                      ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

    1.  Attached hereto  as Exhibit 1 and incorporated herein by reference is the Registrant's Press Release dated June 6, 2010 announcing the filing of a shelf offering report in Israel.

2.      Attached hereto  as Exhibit 2 and incorporated herein by reference is the English portion of Registrant's shelf offering report made public in Israel. The securities offered pursuant to the shelf offering report mentioned above will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons absent registration or applicable exemption from the registration requirements of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)

By:	/s/ Ronit Zmiri
Name: Ronit Zmiri
Title: Corporate Secretary

Dated: June 07, 2010

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release issued by Registrant dated June 6, 2010 announcing the filing of a shelf offering report in Israel.

2.	The English portion of Registrant's shelf offering report made public in Israel.

Exhibit 1

ELBIT SYSTEMS LTD. ANNOUNCES FILING OF A SHELF OFFERING REPORT

Haifa, Israel, June 6, 2010 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) (the "Company") announced that pursuant to its Shelf Prospectus dated May 18, 2010, the Company has filed today a Shelf Offering Report (the "Offering Report") with the Israel Securities Authority and the Tel Aviv Stock Exchange Ltd ("TASE").

Pursuant to the Offering Report, the Company is offering (the "Public Offer") one series of unsecured and non-convertible notes (the "Series A Notes"), which will mature during the period of 2011-2020, to be sold at par value as further detailed below:

Series A Notes in an aggregate principal amount of up to NIS 1,100,000,000 (approximately $285 million), payable in 10 equal annual installments on June 30 of each of the years 2011 through 2020, bearing a fixed annual interest rate to be set in a public tender (which will not exceed 4.85% per annum), payable semi-annually on June 30 and on December 30 of each of the years 2010 through 2020 (the first interest payment will be made on December 30, 2010, and the last interest payment will be made on June 30, 2020). The Series A Notes (principal and interest) will not be linked to any currency or index.

The Company has received early commitments from institutional investors for the purchase of the Series A Notes in an aggregate principal amount of NIS 927,732,000 (the "Early Commitments"), with an interest rate of no more than 4.85% per annum.

As consideration for their early commitments, the institutional investors will receive an early commitment fee of 0.5% of the Early Commitments.

The public tender for all of the Series A Notes is expected to be held on June 7, 2010.

The net proceeds from the Public Offering, if completed, after deduction of the arrangers' fees, the above mentioned early commitment fee and other expenses and commissions of the Public Offering, are expected to be approximately NIS 1,089,000,000.

The Series A Notes are unsecured, do not restrict the Company's ability to issue additional notes of any class or distribute dividends in the future and contain standard terms and conditions. The Series A Notes will be listed for trading on the TASE.

On May 13, 2010, Midroog Ltd., an Israeli rating agency, announced that it assigned its "Aa1" rating (local scale) to unsecured notes to be issued by the Company, which include the Series A Notes.

The consummation of the Public Offering and its terms are subject to market conditions. Accordingly, there is no assurance at this stage that the Public Offering will be completed.

The Series A Notes, if offered, will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.  Any offering of securities pursuant to the Shelf Prospectus, the Offering Report and any supplemental shelf offering report, if made, will be made only in Israel.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series A Notes.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Dalia Rosen, VP & Head of Corporate Communications
Elbit Systems Ltd
Tel:  +972-4-8316663
Fax: +972-4-8316944
E-mail: j.gaspar@elbitsystems.com
            dalia.rosen@elbitsystems.com
IR Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel: 1-646-201-9246 E-mail:elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.

Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Exhibit 2

14. Information about the Offering and the Company

14.1 Summary Terms of the Offer

Issuer	Elbit Systems Ltd.
Securities Offered	Up to NIS 1,100,000,000 principal amount of Series A Notes (the "Series A Notes" or the "Notes").
Denomination	The Series A Notes will be issued in NIS units, each in the principal amount of NIS 1,000.
Series A Offering Price	NIS 1,000 per unit.
Series A Principal Payment Dates	Principal payable in 10 equal annual installments on June 30 of each of the years 2011 through 2020.
Series A Final Maturity Date	June 30, 2020.
Interest Rate Series A
To be determined by bid process, and in any event not more than 4.85% per year. With respect to the first interest payment period, the interest payable will be calculated based on the number of days during such first interest period divided by 365 days.

Series A Interest Payment Dates
Interest on the outstanding principal of the Series A Notes is payable on June 30 and December 30 of each of the years 2010 through 2020.  The first  interest payment is payable on December 30, 2010, and the last interest payment is payable on June 30, 2020.

Series A Linkage	None.
Ranking	Unsecured debt.
Rating	Aa1 (on an Israeli local scale)
Early Redemption at the Company's Discretion	None.
Trading	We have applied to list the Series A Notes for trading on the TASE.
Use of Proceeds
General corporate purposes and for our business development, including for research and development, marketing, acquisitions and the repayment of debt, all subject to the Company's decisions from time to time.  We have not yet determined how we will use the net proceeds. See also section 14.4 below.

Governing Law	Israeli law and courts.
Trustee for the Series A Notes	Hermetic Trust (1975) Ltd.

14.2 Risk Factors

Investing in our company involves a high degree of risk.  See "Risk Factors" in Chapter 3.7 of the Shelf Prospectus.

RISKS RELATED TO THE SERIES A NOTES OFFERED BY THIS SHELF OFFERING REPORT

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on Series A Notes offered by this shelf offering report.

Our Series A Notes will be unsecured and will be effectively subordinated to our existing and future secured indebtedness.

Our Series A Notes will be unsecured and will be effectively subordinated to any existing and future secured indebtedness we may have. Therefore, the rights of our creditors, including the holders of the Series A Notes, to participate in our assets upon liquidation or reorganization, will be subject to the prior claims of our secured creditors.

We may not be able to generate sufficient cash flow to make payments under the Series A Notes.

Our ability to make payments on our indebtedness, including the Series A Notes being offered by this shelf offering report, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

In case any of the factors beyond our control will change, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. A significant reduction in operating cash flow would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on the Series A Notes or our other indebtedness, we will have to pursue one or more alternatives, such as reducing our operating expenses, reducing or delaying capital expenditures, refinancing the Series A Notes or such other indebtedness, or raising funds through the issuance of equity. We cannot assure you that any of these alternatives could be accomplished on satisfactory terms or that they would yield sufficient funds to repay the Series A Notes and our other indebtedness.

Although we expect to list the Series A Notes on the TASE, there are restrictions on your ability to transfer or resell the Series A Notes in the United States without registration under applicable U.S. federal and state securities laws.

The Series A Notes being offered by this shelf offering report are being offered and sold in Israel pursuant to an exemption from registration under U.S. federal and applicable state securities laws. Therefore, you may transfer or resell the Series A Notes in the United States only in a transaction registered under or exempt from the registration requirements of the U.S. federal and applicable state securities laws.

There is no established trading market for the Series A Notes, which could make it more difficult for you to sell your Series A Notes and could affect adversely the price of your Series A Notes.

The Series A Notes constitute a new issue of securities for which no established trading market exists. Although we expect to list the Series A Notes on the TASE, we cannot assure you that an active or liquid trading market will develop for the Series A Notes being offered by this shelf offering report. The liquidity of the trading market in the Series A Notes, and the market price quoted for the Series A Notes, may be affected adversely by changes in the overall market for such types of securities, by prevailing interest rates in the market, by fluctuations in the exchange rate between the NIS and the U.S. dollar, by the time remaining to the maturity of the Series A Notes, by the amount outstanding of such Series A Notes and by changes in our financial performance or prospects or in the prospects for companies in the industry in which we operate. As a result, we cannot assure you that an active trading market will develop for the Series A Notes.

The Series A Notes do not contain many restrictive covenants, and there is limited protection in the event of a change of control.

The Series A Notes do not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the Series A Notes do not contain covenants that limit our ability to pay dividends or make distributions on or redeem our ordinary shares or limit our ability to incur additional debt and, therefore, protect you in the event of a highly leveraged transaction or other similar transaction. In addition, there is no requirement that we offer to repurchase the Series A Notes upon a change of control. Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or recapitalizations, that could affect our capital structure and the value of our Series A Notes that would constitute a change of control.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Series A Notes could cause the liquidity or market value of the Series A Notes to decline significantly.

A rating of "Aa1" (on a local scale) was assigned by Midroog Ltd., an Israeli rating agency, to any new unsecured notes in the aggregate amount of up to US $350 million that we may issue.

We cannot assure you that such rating will remain for any given period of time or that the rating will not be lowered or withdrawn entirely by Midroog Ltd. or any other rating agency if in such rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant.

14.3 Use of Proceeds

The net proceeds from the offering, after deduction of the arranger’s fees and other expenses and commissions of the offering, are expected to be approximately NIS 1,089 million.

We intend to use the net proceeds from any offering for general corporate purposes and for our business development, including for research and development, marketing, acquisitions and the repayment of debt, all subject to the Company's decisions from time to time.  We have not yet determined how we will use the net proceeds.

Until used by us, as aforementioned, the proceeds of any offering will be invested by us, at our discretion, in non-speculative investments, including, but not limited to, interest bearing monetary deposits, foreign currency deposits, bonds bearing a credit rating of not less than AA (on a local Israeli rating) or its international equivalent credit rating and similar investments.  For the purpose of the foregoing, investment in equity securities, instruments linked to equity securities or to indexes of equity securities or options on securities or in derivative instruments will not be deemed non-speculative investments.

14.4 Capitalization and Indebtedness

The following table sets forth our capitalization as of March 31, 2010 (i) on an actual basis; and (ii) as adjusted to reflect the sale of the Series A Notes and the receipt by us of the net proceeds therefrom after deducting the estimated offering expenses, assuming for this purpose that we will sell Series A Notes in the aggregate principal amount of approximately NIS 1,100,000,000.

This information should be read in conjunction with the consolidated financial statements and notes thereto and other financial information included in our annual report on Form 20-F for the year ended December 31, 2009 and our Form 6-K regarding our financial results for the first three months of 2010, which are incorporated by reference into this shelf offering report.

	As of March 31, 2010 (U.S. dollars in millions)
	Actual	As Adjusted for the Offering (1)
		(unaudited)
Cash, cash equivalents, short-term bank deposits and marketable securities	(319.3)	(612.7)

Long-term loans (including current maturities)	378.7	378.7
Notes Offered	-	296.3

Total Debt	$59.4	$62.3

Elbit Systems shareholders’ equity:
Ordinary shares of NIS 1 par value: authorized 80,000,000 shares; issued 43,025,390 shares and outstanding 42,616,469 shares	12.0	12.0
Additional paid-in capital	275.4	275.4
Treasury shares – 408,921 shares	(4.3)	(4.3)
Accumulated other comprehensive loss	(16.6)	(16.6)
Retained earnings	608.2	608.2
Total Elbit Systems shareholders’ equity(2)	$874.7	$874.7

Total capitalization	$934.1	$937.0

(1) The translation from NIS into U.S. dollar of the aggregate principal amount of the Series A Notes and the net proceeds from the offering of the Series A Notes has been made at the representative rate of exchange of the NIS to the U.S. dollar, as published by the Bank of Israel, for March 31, 2010 (NIS 3.713= $1.00). The representative rate of exchange of the NIS to the U.S. dollar, as published by the Bank of Israel for June 4, 2010, was NIS 3.853 = $1.00.

(2) Shareholders' equity has not been reduced by the dividend distribution for the first quarter of 2010 of approximately $15 million, which is expected to be paid on June 7, 2010.

14.5 Expenses of the Offering

The aggregate amount that we will pay for arrangement fees and our other commissions and expenses in connection with this offering is approximately NIS 10.6 million.

14.6 Incorporation of Certain Information by Reference

We are allowed to "incorporate by reference" the information we file with the Israel Securities Authority (ISA) on the Magna system, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this shelf offering report and the Shelf Prospectus. We incorporate by reference the documents listed below:

(A)	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with both the SEC and with the ISA on the Magna system on March 10, 2010; and

(B)
Our reports on Form 6-K submitted with the SEC on March 10, 2010, March 16, 2010, March 25, 2010, April 13, 2010, April 19, 2010, April 26, 2010, May 3, 2010, May 11, 2010, May 12, 2010, May 13, 2010 (two Form 6-K's), May 17, 2010 and May 27, 2010. The attachments to these Form 6-K's have also been filed with the ISA on the Magna system.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this shelf offering report or the Shelf Prospectus, you should rely on the statements made in the most recent document. All information appearing in this shelf offering report or the Shelf Prospectus is qualified in its entirety by the additional information and the financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

14.7 Legal Matters

Certain legal matters with respect to the offering of the Series A Notes are being passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.